Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 333-258431

Date: September 21, 2021

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV (“dMY IV”) with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

The following is the Planet Analyst Day Presentation, which was made available on September 21, 2021.

Analyst Day September 2021Analyst Day September 2021

Disclaimers About this Presentation This confidential presentation (this “Presentation”) relates to a proposed business combination (the “Business Combination”) between dMY Technology Group, Inc. IV (“dMY”) and Planet Labs, Inc. (the “Company”). The information contained herein does not purport to be all-inclusive and none of dMY, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of dMY, the Company, or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements generally relate to our current expectations, hopes, beliefs, intentions, strategies or projections about future events or dMY’s or the Company’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s services, projections of the Company’s future financial results and other metrics and ownership of the combined company following the closing of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. You should not rely on these forward-looking statements as predictions of future events. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by dMY and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against dMY, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of dMY, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that the Company or the combined company may be adversely affected by other economic, business, or competitive factors; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing services; the ability of the Company to defend its intellectual property; the impact of the COVID-19 pandemic on the Company’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in dMY’s final prospectus dated March 4, 2021 relating to its initial public offering and those risk factors relating to the Company’s business identified in the appendix to this Presentation. dMY and the Company caution that the foregoing list of factors is not exclusive. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither dMY nor the Company undertakes any duty to update these forward-looking statements. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed by dMY relating to the Business Combination and the proxy statement/prospectus contained therein. This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including non-GAAP Gross Profit, non-GAAP Gross Margin, Adjusted free cash flow, Adjusted free cash flow margin, Adjusted EBITDA and certain ratios and other metrics derived therefrom. The Company defines non-GAAP gross profit as gross profit plus stock-based compensation classified as cost of goods, and non-GAAP gross margin as the percentage of non-GAAP gross profit relative to net revenue during a given period. The Company defines Adjusted free cash flow as Adjusted EBITDA less capital expenditures, and Adjusted free cash flow margin as the percentage of Adjusted free cash flow relative to net revenue during a given period. The Company defines Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization and stock-based compensation expense. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. dMY and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. dMY and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, dMY and the Company are unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Use of Projections This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company. Neither dMY’s nor Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, dMY and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither dMY nor the Company has independently verified the accuracy or completeness of any such third-party information. Some data is also based on the good faith estimates of the Company and dMY which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Company and dMY. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but dMY and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. 2Disclaimers About this Presentation This confidential presentation (this “Presentation”) relates to a proposed business combination (the “Business Combination”) between dMY Technology Group, Inc. IV (“dMY”) and Planet Labs, Inc. (the “Company”). The information contained herein does not purport to be all-inclusive and none of dMY, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of dMY, the Company, or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” for purposes of the federal securities laws. Forward-looking statements generally relate to our current expectations, hopes, beliefs, intentions, strategies or projections about future events or dMY’s or the Company’s future financial or operating performance. For example, statements regarding anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s services, projections of the Company’s future financial results and other metrics and ownership of the combined company following the closing of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. You should not rely on these forward-looking statements as predictions of future events. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by dMY and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against dMY, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of dMY, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that the Company or the combined company may be adversely affected by other economic, business, or competitive factors; the Company’s estimates of expenses and profitability; the evolution of the markets in which the Company competes; the ability of the Company to implement its strategic initiatives and continue to innovate its existing services; the ability of the Company to defend its intellectual property; the impact of the COVID-19 pandemic on the Company’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in dMY’s final prospectus dated March 4, 2021 relating to its initial public offering and those risk factors relating to the Company’s business identified in the appendix to this Presentation. dMY and the Company caution that the foregoing list of factors is not exclusive. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither dMY nor the Company undertakes any duty to update these forward-looking statements. Financial Information; Non-GAAP Financial Measures The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement to be filed by dMY relating to the Business Combination and the proxy statement/prospectus contained therein. This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including non-GAAP Gross Profit, non-GAAP Gross Margin, Adjusted free cash flow, Adjusted free cash flow margin, Adjusted EBITDA and certain ratios and other metrics derived therefrom. The Company defines non-GAAP gross profit as gross profit plus stock-based compensation classified as cost of goods, and non-GAAP gross margin as the percentage of non-GAAP gross profit relative to net revenue during a given period. The Company defines Adjusted free cash flow as Adjusted EBITDA less capital expenditures, and Adjusted free cash flow margin as the percentage of Adjusted free cash flow relative to net revenue during a given period. The Company defines Adjusted EBITDA as net income (loss) before interest, taxes, depreciation and amortization and stock-based compensation expense. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. dMY and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. dMY and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, dMY and the Company are unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included. Use of Projections This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company. Neither dMY’s nor Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, dMY and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither dMY nor the Company has independently verified the accuracy or completeness of any such third-party information. Some data is also based on the good faith estimates of the Company and dMY which are derived from their respective reviews of internal sources as well as the independent sources described above. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Company and dMY. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but dMY and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. 2

Brief Q&A to be held after each session. Extended Vision & Opportunity - Will Marshall, Co-Founder and CEO Q&A to be held at the end of the event. Agile Space Missions - Robbie Schingler, Co-Founder and Chief Strategy Ofﬁcer Go-to-Market and Product - Kevin Weil, President of Product and Business Product Demonstration - Tanya Harrison, Director of Science Strategy Sales Strategy - Charlie Candy, Chief Revenue Ofﬁcer Customer Testimonials Evolution of Geospatial - Robert Cardillo, Chief Strategist & Chairman of Planet Federal Sustainability and Impact - Andrew Zolli, VP of Sustainability & Global Impact Financials - Ashley Johnson, Chief Financial & Operating Ofﬁcer Q&A Lab Tour - James Mason, SVP Space Systems; Chester Gillmore, VP Manufacturing; and Mark Longanbach, VP Mission Operations 3 AGENDABrief Q&A to be held after each session. Extended Vision & Opportunity - Will Marshall, Co-Founder and CEO Q&A to be held at the end of the event. Agile Space Missions - Robbie Schingler, Co-Founder and Chief Strategy Ofﬁcer Go-to-Market and Product - Kevin Weil, President of Product and Business Product Demonstration - Tanya Harrison, Director of Science Strategy Sales Strategy - Charlie Candy, Chief Revenue Ofﬁcer Customer Testimonials Evolution of Geospatial - Robert Cardillo, Chief Strategist & Chairman of Planet Federal Sustainability and Impact - Andrew Zolli, VP of Sustainability & Global Impact Financials - Ashley Johnson, Chief Financial & Operating Ofﬁcer Q&A Lab Tour - James Mason, SVP Space Systems; Chester Gillmore, VP Manufacturing; and Mark Longanbach, VP Mission Operations 3 AGENDA

Sponsor Introduction Niccolo de Masi, CEO of dMY IV GULF OF OMAN, IRAN • June 3, 2021Sponsor Introduction Niccolo de Masi, CEO of dMY IV GULF OF OMAN, IRAN • June 3, 2021

Vision & Opportunity Will Marshall, CEO & Co-founder MAILUU-SUU, KyrgyzstanVision & Opportunity Will Marshall, CEO & Co-founder MAILUU-SUU, Kyrgyzstan

Vision & Opportunity Planet is a One-to-Many Data Platform 25TB 50M+ Daily, Global Most Frequent Cadence Largest Fleet One-to-Many Model Data Captured Daily Detections 1 → Up to 10 revisits/day → 10x competition → Uniquely Scalable Scanning → Revolutionary 700+ 70%+ Global Scale Business Metrics of ACV is Customers Across 5 6 Multi-Year Deals Multiple Verticals 62% 200+ ~2x 100% $110M+ 90%+ FY2021A PlanetScope 2 3 Satellites in Orbit Earth Land Area / Day of Data is ML-ready FY2021A Revenue Recurring 4 Gross Margins Note: FYE January 31st 1 Revisits/day is deﬁned as number of times Company satellites image a particular area of interest on a given day. 2 ML-analyzed describes Planet’s machine learning capabilities. 6 3 Recurring contracts are deﬁned as those that are either subscription-based or have a minimum commitment of usage. 4 PlanetScope represents 73% of FY2021A revenue. Gross Proﬁt used to calculate gross margin reﬂects non-GAAP Gross Proﬁt relative to net revenue. Non-GAAP Gross Proﬁt includes Depreciation & Amortization costs and adds back stock-based compensation classiﬁed as cost of goods.Vision & Opportunity Planet is a One-to-Many Data Platform 25TB 50M+ Daily, Global Most Frequent Cadence Largest Fleet One-to-Many Model Data Captured Daily Detections 1 → Up to 10 revisits/day → 10x competition → Uniquely Scalable Scanning → Revolutionary 700+ 70%+ Global Scale Business Metrics of ACV is Customers Across 5 6 Multi-Year Deals Multiple Verticals 62% 200+ ~2x 100% $110M+ 90%+ FY2021A PlanetScope 2 3 Satellites in Orbit Earth Land Area / Day of Data is ML-ready FY2021A Revenue Recurring 4 Gross Margins Note: FYE January 31st 1 Revisits/day is deﬁned as number of times Company satellites image a particular area of interest on a given day. 2 ML-analyzed describes Planet’s machine learning capabilities. 6 3 Recurring contracts are deﬁned as those that are either subscription-based or have a minimum commitment of usage. 4 PlanetScope represents 73% of FY2021A revenue. Gross Proﬁt used to calculate gross margin reﬂects non-GAAP Gross Proﬁt relative to net revenue. Non-GAAP Gross Proﬁt includes Depreciation & Amortization costs and adds back stock-based compensation classiﬁed as cost of goods.

Vision & Opportunity Planet is ‘the Bloomberg Terminal’ for Earth Data 7 7Vision & Opportunity Planet is ‘the Bloomberg Terminal’ for Earth Data 7 7

Vision & Opportunity Planet’s Data is Mission Critical to Many Verticals A paper company can A ﬁeld of crops A plane departs monitor their shows early signs of infestation… from a location of interest… supply chain... and track deforestation, and a farmer and a government a cause of up to 20% of saves this season’s crop yield. maintains situational awareness and reduces conﬂict. annual Greenhouse 1 Gas emissions . Without daily data Without daily data Without daily data Agriculture companies Governments lack Companies lack information to lose revenue and report important ESG metrics – situational awareness – competitive advantage excluding them from key risking national security and investor portfolios. citizen safety. 1 Source: Measuring Carbon Emissions from Tropical Deforestation, EDF. 8 8Vision & Opportunity Planet’s Data is Mission Critical to Many Verticals A paper company can A ﬁeld of crops A plane departs monitor their shows early signs of infestation… from a location of interest… supply chain... and track deforestation, and a farmer and a government a cause of up to 20% of saves this season’s crop yield. maintains situational awareness and reduces conﬂict. annual Greenhouse 1 Gas emissions . Without daily data Without daily data Without daily data Agriculture companies Governments lack Companies lack information to lose revenue and report important ESG metrics – situational awareness – competitive advantage excluding them from key risking national security and investor portfolios. citizen safety. 1 Source: Measuring Carbon Emissions from Tropical Deforestation, EDF. 8 8

Vision & Opportunity

Planet is at the Center of Two Multi-Trillion Dollar Global Economic Shifts

$100 T
Cumulative value created by 2025[1]

DIGITAL TRANSFORMATION

Big Data & AI are unleashing a significant opportunity across industry; from Agriculture to Transportation to Forestry to Government, Planet delivers the data needed to create digital efficiencies and reduce cost.

$53 T
Global ESG assets by 2025[2]

SUSTAINABILITY TRANSFORMATION

Planet can help countries measure their regulations, banks measure their green bonds, **companies measure their ESG goals** – valuing natural systems in the economy.

[1] World Economic Forum – Digital Transformation Initiative. Estimate of value that digitalization could create over the next decade.
[2] Bloomberg – ESG Assets May Hit $53 Trillion by 2025

9

Vision & Opportunity Highly Diversiﬁed Revenue Base Revenue by Vertical FY2021A 14% Other 23% R E V E N U E Agriculture $113 MM 17% Mapping 24% Civil 22% Defense & Intelligence 10 Note: Planet has a Fiscal Year (FY) ending January 31. Vision & Opportunity Highly Diversiﬁed Revenue Base Revenue by Vertical FY2021A 14% Other 23% R E V E N U E Agriculture $113 MM 17% Mapping 24% Civil 22% Defense & Intelligence 10 Note: Planet has a Fiscal Year (FY) ending January 31.

Vision & Opportunity Planet’s Leadership Position Daily, Global Scanning Most Daily Largest Fleet One-to-Many Model → Revolutionary → 10x competition Area Coverage → Uniquely Scalable → 100x competition DATA SCALE BUSINESS SCALE Compared to other earth observation SPACs Compared to other earth observation SPACs 1 Satellogic: Investor Presentation July 2021 2 11 Estimate based on: The Geospatial Times , “Featured Product – Blacksky’s Global Smallsats For Monitoring” 3 Planet revenue represented on ﬁscal year basis: Feb 2020 to Jan 2021Vision & Opportunity Planet’s Leadership Position Daily, Global Scanning Most Daily Largest Fleet One-to-Many Model → Revolutionary → 10x competition Area Coverage → Uniquely Scalable → 100x competition DATA SCALE BUSINESS SCALE Compared to other earth observation SPACs Compared to other earth observation SPACs 1 Satellogic: Investor Presentation July 2021 2 11 Estimate based on: The Geospatial Times , “Featured Product – Blacksky’s Global Smallsats For Monitoring” 3 Planet revenue represented on ﬁscal year basis: Feb 2020 to Jan 2021

Vision & Opportunity

Proven Innovator

with Multiple Compounding Moats

- ✔ Cloud APIs & integrations
- ✔ AI & ML-ready
- ✔ Huge data archive for ML training


MOAT 3
planet.platform
Platform and Analytics
MOAT 2
Proprietary Big Data
MOAT 1
Agile Space Missions

- ✔ Faster iteration
- ✔ More satellites
- ✔ Easily add sensors

- ✔ Feedback from Customer use
- ✔ Data-enabled apps

12

Vision & Opportunity Multiple Levers for Growth Scale in Expand into Platform New Sensors Established New Vertical Ecosystem & Data Verticals Markets Proliferate APIs and Meet market demand cultivate a robust apps with new proprietary Such as Agriculture, Such as Forestry, Energy, ecosystem data Defense & Intelligence, Finance & Insurance Civil Government & Mapping +M&A as an accelerant to all of the above 13Vision & Opportunity Multiple Levers for Growth Scale in Expand into Platform New Sensors Established New Vertical Ecosystem & Data Verticals Markets Proliferate APIs and Meet market demand cultivate a robust apps with new proprietary Such as Agriculture, Such as Forestry, Energy, ecosystem data Defense & Intelligence, Finance & Insurance Civil Government & Mapping +M&A as an accelerant to all of the above 13

Vision & Opportunity World Class Team William Marshall Ashley Fieglein Johnson Kevin Weil Chief Executive Ofﬁcer, Chief Financial and President, Product and Co-Founder Operating Ofﬁcer Business Amy Keating Robbie Schingler Charlie Candy Chief Legal Ofﬁcer Chief Strategy Ofﬁcer, Chief Revenue Ofﬁcer Co-Founder Rosanne Saccone Kristi Erickson Brian Hernacki Chief Marketing Ofﬁcer Chief People Ofﬁcer Senior Vice President of Software James Mason Andrew Zolli Robert Cardillo Senior Vice President of Vice President for Chief Strategist and Board Space Systems Sustainability and Impact Chair of Planet Federal 14Vision & Opportunity World Class Team William Marshall Ashley Fieglein Johnson Kevin Weil Chief Executive Ofﬁcer, Chief Financial and President, Product and Co-Founder Operating Ofﬁcer Business Amy Keating Robbie Schingler Charlie Candy Chief Legal Ofﬁcer Chief Strategy Ofﬁcer, Chief Revenue Ofﬁcer Co-Founder Rosanne Saccone Kristi Erickson Brian Hernacki Chief Marketing Ofﬁcer Chief People Ofﬁcer Senior Vice President of Software James Mason Andrew Zolli Robert Cardillo Senior Vice President of Vice President for Chief Strategist and Board Space Systems Sustainability and Impact Chair of Planet Federal 14

Agile Space Missions Robbie Schingler Co-Founder & Chief Strategy Ofﬁcer Agile Space Missions Robbie Schingler Co-Founder & Chief Strategy Ofﬁcer

Agile Space Missions

Planet is Years Ahead of the Competition

A Scaled Next Generation Commercial Geospatial Data Company



Prototype Satellite
Satellite Image
Operational Satellite
Operational Constellation
ML-Ready, Harmonized Data
Business
Application Ecosystem
Other New Space EO Providers Today
2010-2011
2012-2013
2014-2015
2016-2018
2019-2020
planet. Today
and Beyond
First Spacecraft Design & Test
Iterate Satellite Design
Iterate to Improve Capabilities to be Operational
Iterate to Improve Capabilities for Mass Manufacturing & Fleet Operations

- **462 satellites** launched to date
- **30+ petabytes** of Earth data
- 100% of data is **ML-analyzed**[1]
- Massive archive for ML training

17

Note: This is an illustrative example of development of EO providers based on market research and Company knowledge and experience. Includes comparison against multiple North American satellite providers and several other international entrants.
[1]ML-analyzed describes Planet's machine learning capabilities.

Agile Space Missions Optimizing for Speed, Agility and Efﬁciency Automated Mission Control Agile Aerospace & Modular Architecture Agile Agile Space Space Missions Missions Launch & Ground Stations Just In Time Manufacturing 18Agile Space Missions Optimizing for Speed, Agility and Efﬁciency Automated Mission Control Agile Aerospace & Modular Architecture Agile Agile Space Space Missions Missions Launch & Ground Stations Just In Time Manufacturing 18

Agile Space MissionsAgile Space Missions

Agile Space Missions Satellite Fleets Designed for Cost Advantage and Operational Efﬁciency Doves (PlanetScope) Operating the Largest ~200 5 Commercial Constellation SATELLITES GSD CAPACITY 2 ~180 3.7 m >300 M km /day of EO Satellites 8 band SkySat 5 SATELLITES GSD REVISITS 21 0.5 m 10x/day on average 13 11 8 4 Estimated fleet sizes based on public information. 1 Maxar Investor Presentation Sept’ 21 2 BlackSky: Investor Presentation Feb’ 21 3 Airbus: Company Website (Earth Observation Constellation) Sept’ 21 25 4 Satellogic Investor Presentation Jul’ 21 5 GSD = Ground Sampling DistanceAgile Space Missions Satellite Fleets Designed for Cost Advantage and Operational Efﬁciency Doves (PlanetScope) Operating the Largest ~200 5 Commercial Constellation SATELLITES GSD CAPACITY 2 ~180 3.7 m >300 M km /day of EO Satellites 8 band SkySat 5 SATELLITES GSD REVISITS 21 0.5 m 10x/day on average 13 11 8 4 Estimated fleet sizes based on public information. 1 Maxar Investor Presentation Sept’ 21 2 BlackSky: Investor Presentation Feb’ 21 3 Airbus: Company Website (Earth Observation Constellation) Sept’ 21 25 4 Satellogic Investor Presentation Jul’ 21 5 GSD = Ground Sampling Distance

Agile Space Missions Monitoring Global Emissions with Hyperspectral 26 Note: Approximately 90% of all methane emissions will be made visible from space, per JBL. Methane is 2 of the 400 Fidelity bands.Agile Space Missions Monitoring Global Emissions with Hyperspectral 26 Note: Approximately 90% of all methane emissions will be made visible from space, per JBL. Methane is 2 of the 400 Fidelity bands.

Agile Space Missions

Monitoring Global Emissions with Hyperspectral

Planet's First Non-Optical Sensor



Insights, Solutions Applications

Detection of a large methane plume due to gas compressor blowout



Enhance, Fuse, Harmonize

400 band Data Cube



Capture

Fidelity Satellite

ANNOUNCED CARBON MAPPER PARTNERS

Donors	Technology	Regulatory	Science
HIGHTIDE Foundation, Bloomberg Philanthropies	planet, JPL	California	The University of Arizona, Arizona State University

Frontier, Groundbreaking Technology

- **400 Spectral Bands** with Diversity of **Commercial Applications**
- Ability to Create Robust **Hyperspectral Data Sets**
- Creating a Baseline for **Sustainability Metrics**
- **Immediate Opportunity** in Defense & Intelligence, Agriculture, Biodiversity Monitoring

27

Note: Approximately 90% of all methane emissions will be made visible from space, per JPL. Methane is 2 of the 400 Fidelity bands.

Go-to-Market & Product Kevin Weil President of Product & Business SPACEPORT AMERICA • New MexicoGo-to-Market & Product Kevin Weil President of Product & Business SPACEPORT AMERICA • New Mexico

GTM & Product Our Mission To image the whole world every day, making change Visible, Accessible, and Actionable A local ﬁsherman looks at @planet satellite imagery of his reef in Papua New Guinea. 30GTM & Product Our Mission To image the whole world every day, making change Visible, Accessible, and Actionable A local ﬁsherman looks at @planet satellite imagery of his reef in Papua New Guinea. 30

GTM & Product Visible Planet operates 10x the satellites of any competitor Agile aerospace means progress compounds more rapidly We have a multi-year lead and are accelerating 31GTM & Product Visible Planet operates 10x the satellites of any competitor Agile aerospace means progress compounds more rapidly We have a multi-year lead and are accelerating 31

GTM & Product Accessible Planet is building a platform on top of our proprietary data, INDICATORS for partners and customers Each step makes the data INSIGHTS easier to use, shortens time to value, and increases addressable market opportunity PLANETARY VARIABLES Today we are expanding into ANALYSIS READY DATA the “Planetary Variables” row SENSOR DATA 32 Platform Data Accessibility & TAMGTM & Product Accessible Planet is building a platform on top of our proprietary data, INDICATORS for partners and customers Each step makes the data INSIGHTS easier to use, shortens time to value, and increases addressable market opportunity PLANETARY VARIABLES Today we are expanding into ANALYSIS READY DATA the “Planetary Variables” row SENSOR DATA 32 Platform Data Accessibility & TAM

GTM & Product

Accessible

Planet is building a platform on top of our proprietary data, for partners and customers

Each step makes the data easier to use, shortens time to value, and increases addressable market opportunity

Today we are expanding into the “Planetary Variables” row


Platform Data Accessibility & TAM
GDP Estimates
Carbon Sequestration
Commodity Prices
UN SDGs
Insurance Risk
Water Availability
Population
INDICATORS
Asset Monitoring
Supply Chain
Crop Yields
Crop Rotation
Summary Stats
Economic Activity
INSIGHTS
Roads & Buildings
Change Detection
Biomass
Soil Moisture
Land Cover
Freshwater Monitoring
PLANETARY VARIABLES
Basemaps
ML-Ready
Fusion
NDVI
3D
ANALYSIS READY DATA
Monitoring
Hi-Res Tasking
Hyper-spectral
Archive
SENSOR DATA

37

GTM & Product Actionable Build an incredible ecosystem for partners... Open APIs Open standards Meeting partners and customers where they are Integrating into their workﬂows ...and, build our own world-class product: Planet Explorer 38GTM & Product Actionable Build an incredible ecosystem for partners... Open APIs Open standards Meeting partners and customers where they are Integrating into their workﬂows ...and, build our own world-class product: Planet Explorer 38

GTM & Product

Established Subscription Business

Across Many Large Verticals

AGRICULTURE
- Variable Rate Seeding / Fertilizer
- Crop Yield
- Directed Scouting
- Harvest Planning

CORTEVA agriscience · BAYER · syngenta · Granular · TARANIS

DEFENSE & INTELLIGENCE
- Security & Safety
- Vessel Monitoring
- Natural Resource Protection
- Emergency Response

U.S. National Reconnaissance Office[2]

Multiple Strategic Ministries of Defense in Europe, the Middle East, and Africa

Multiple Strategic Ministries of Defense in Asia Pacific

Multiple Strategic Security & Intelligence Agencies in Latin and South America

CIVIL
- Permitting & Code Enforcement
- Environmental
- Disaster Management

NASA · SNET

MAPPING / INTERNET
- Topography
- Road Detection
- GIS

Google · SKYWATCH · MAPBIOMAS · SWIFTGEOSPATIAL

FORESTRY
- Depletion Measurements
- Supply Chain Sustainability

cmpc · Weyerhaeuser · arauco · NICFI · RMS

ENERGY
- Monitoring
- Spill & Disaster Management

Carbon Tracker · KAYRROS · SoGE · RIVERBEND · inter pipeline

FINANCE
- ESG Metrics
- Trading Strategies
- Investment Research

MOODY'S · AGRO ASEMEX

Multiple Hedge Funds

Multiple Multinational Investment Banks

Multiple Investment Research Firms

Large Financial Data Provider

INSURANCE
- Imagery and Signals
- Asset Monitoring
- Risk Assessment

NAU Country A QBE Insurance Company

Multiple Agriculture Crop Insurance Firms

Multiple Insuretech Companies

Large Automobile Insurance Company

ESG & Sustainability Relevant to All Vertical Markets

39

[1] As of FY2021A. FYE January 31st.
[2] Press advisory by National Reconnaissance Office regarding Planet contract. nro.gov

GTM & Product Commodity Prices Agriculture Crop Yield Crop Biomass Fusion + NDVI Monitoring CUSTOMER VALUE EXAMPLE USE CASES ✔ Less time in the ﬁeld ● Monitoring ✔ Less crop damage ● Variable rate seeding ✔ Greater cost-efﬁciency ● Crop yield ✔ Greater revenue ● Directed scouting ● Harvest planning SELECT CUSTOMERS 40GTM & Product Commodity Prices Agriculture Crop Yield Crop Biomass Fusion + NDVI Monitoring CUSTOMER VALUE EXAMPLE USE CASES ✔ Less time in the ﬁeld ● Monitoring ✔ Less crop damage ● Variable rate seeding ✔ Greater cost-efﬁciency ● Crop yield ✔ Greater revenue ● Directed scouting ● Harvest planning SELECT CUSTOMERS 40

GTM & Product Population Defense and Summary Stats Change Detection ML-Ready Intelligence Tasking CUSTOMER VALUE EXAMPLE USE CASES ✔ Security ● Change detection ✔ Safety ● Tip and cue ✔ Domain awareness ● Object identiﬁcation ✔ Transparency ● Emergency response ✔ Lives saved ● Resource monitoring SELECT CUSTOMERS Multiple Strategic Multiple Strategic Multiple Strategic Security & Intelligence Ministries of Defense in Ministries of Defense Agencies in Latin and Europe, the Middle East, in Asia South America and Africa 41GTM & Product Population Defense and Summary Stats Change Detection ML-Ready Intelligence Tasking CUSTOMER VALUE EXAMPLE USE CASES ✔ Security ● Change detection ✔ Safety ● Tip and cue ✔ Domain awareness ● Object identiﬁcation ✔ Transparency ● Emergency response ✔ Lives saved ● Resource monitoring SELECT CUSTOMERS Multiple Strategic Multiple Strategic Multiple Strategic Security & Intelligence Ministries of Defense in Ministries of Defense Agencies in Latin and Europe, the Middle East, in Asia South America and Africa 41

GTM & Product

Civil Government



Carbon Sequestration
Economic Activity
Land Cover
Basemaps
Monitoring

CUSTOMER VALUE

- ✔ Greater revenue
- ✔ Decrease disaster impact
- ✔ Natural resource protection
- ✔ Greater value to citizens
- ✔ Transparency

EXAMPLE USE CASES

- Environmental monitoring
- Permitting/code enforcement
- Disaster management
- Forest mgmt & fire prevention
- Track & mitigate climate change

SELECT CUSTOMERS



42

GTM & Product ESG Scoring Finance Asset Monitoring Change Detection CUSTOMER VALUE EXAMPLE USE CASES ✔ Alpha ● Asset monitoring ✔ Economic insight ● Risk calculation ✔ Global visibility ● Commodity pricing ✔ Ground truth ● Yield estimation ● ESG scoring SELECT CUSTOMERS 43

GTM & Product Highly Diversiﬁed and Differentiated Revenue Base Revenue by Vertical FY2021A FY2026E R E V E N U E 25% R E V E N U E 7% Agriculture 14% 23% $113 MM $693 MM Channel 17% 24% 10% Finance 22% 17% Civil Govt. 10% Energy 15% Defense 44 Note: Planet has a Fiscal Year (FY) ending January 31. GTM & Product Highly Diversiﬁed and Differentiated Revenue Base Revenue by Vertical FY2021A FY2026E R E V E N U E 25% R E V E N U E 7% Agriculture 14% 23% $113 MM $693 MM Channel 17% 24% 10% Finance 22% 17% Civil Govt. 10% Energy 15% Defense 44 Note: Planet has a Fiscal Year (FY) ending January 31.

Product Demo Tanya Harrison Director of Science Strategy ICY SUMY OBLAST, UkraineProduct Demo Tanya Harrison Director of Science Strategy ICY SUMY OBLAST, Ukraine

UNDER REVIEW Sales Coverage Strategy BY CC Planet Explorer & Tasking Dashboard 46UNDER REVIEW Sales Coverage Strategy BY CC Planet Explorer & Tasking Dashboard 46

Product Demonstration Sensor data fusion of Sentinel-2, Dove & Landsat-8 Planet Fusion Planetscope Daily Planet Fusion 47Product Demonstration Sensor data fusion of Sentinel-2, Dove & Landsat-8 Planet Fusion Planetscope Daily Planet Fusion 47

Product Demonstration Planet Fusion Stable Spectral Information, Exactly When You Need It Daily (gap-free) tracking of vegetation dynamics Continuous stream of data that is cloud-free, gap-ﬁlled, and 1 traceable at the pixel level. Validation by measurements on the ground PS L3H 0 Fusion ground 2017 Soybean (NE) Day of year (2018) Imperial Valley (CA) 48 NDVI NDVIProduct Demonstration Planet Fusion Stable Spectral Information, Exactly When You Need It Daily (gap-free) tracking of vegetation dynamics Continuous stream of data that is cloud-free, gap-ﬁlled, and 1 traceable at the pixel level. Validation by measurements on the ground PS L3H 0 Fusion ground 2017 Soybean (NE) Day of year (2018) Imperial Valley (CA) 48 NDVI NDVI

Product Demonstration Planet Analytics Feeds Identify. Detect. Analyze. ● Global, regional, and local scales ● Weekly, monthly, or quarterly feeds using computer vision, machine learning, and Planet Basemaps ○ Roads ○ Buildings ○ Well pads ○ Silo bags ○ Vessels ○ Aircraft ○ Automated change detection 49

Product Demonstration Settlement Growth in Syria Infrastructure Monitoring on a Monthly Basis 50Product Demonstration Settlement Growth in Syria Infrastructure Monitoring on a Monthly Basis 50

Product Demonstration

Our Partner Ecosystem in Action

SpaceKnow: Urban Growth Analysis Using SkySat

- SpaceKnow's machine learning tools automatically detect where buildings and roads have been built or removed
- Proprietary algorithm that segments land into **W**ater, **R**oads, **U**rban, **N**on-urban, **C**louds, **T**rees, and **R**ooftops (WRUNCTR)
- Report clusters of new construction, coordinates, estimated area and count of houses and visual detection maps
- Classify city areas by their expansion rate



time
image at time T0
image at time T0 + 2 years

The difference between images shows newly constructed **Buildings** and **Roads**. Visualized here over High-Res imagery.

Source: SpaceKnow

51

Product Demonstration Our Customers in Action NASA’s COVID-19 Dashboard: Analytics from Planetscope 52Product Demonstration Our Customers in Action NASA’s COVID-19 Dashboard: Analytics from Planetscope 52

Product Demonstration Research with Planet Data Predicting cell phone Methane emissions Income & inequality Effects of climate adoption metrics from wetlands mapping change in the Arctic Catching landslides Mapping urban air Measure effects of Tracking plastic in & ﬂoods quality over time earthquakes the Caribbean Sea 53Product Demonstration Research with Planet Data Predicting cell phone Methane emissions Income & inequality Effects of climate adoption metrics from wetlands mapping change in the Arctic Catching landslides Mapping urban air Measure effects of Tracking plastic in & ﬂoods quality over time earthquakes the Caribbean Sea 53

Sales Strategy Charlie Candy Chief Revenue Ofﬁcer MAILUU-SUU, KyrgyzstanSales Strategy Charlie Candy Chief Revenue Ofﬁcer MAILUU-SUU, Kyrgyzstan

Sales Strategy

Sales Organization

Global SaaS Enterprise Model - Winning & Serving Customers



Land & Expand
Adopt & Renew
SALES AEs
CUSTOMER SUCCESS
Geo Teams · Gov Sales · Strategic Accounts · SME · CSM's
GLOBAL SUPPORT TEAMS
Channel · BD · Inside Sales · Sales Ops · Support · Pro Serve
PROCESSES
MEDDPICC · Pipeline Methodology · LAER · NPS
SYSTEMS
SalesForce · Gainsight · CPQ · Clari · ISeeit · Groove
CULTURE OF INNOVATION

Ready to scale!

56

Sales Coverage Strategy Established Network of Leading Partners 200+ Partner Network Spanning Across 66 Countries • Consists of solution providers, OEM partners, and GIS Platform Companies • All have deep expertise building last-mile vertical solutions using satellite imagery and geospatial data Our Partner Network of • Partner ecosystem bolsters global presence with regional/domain-speciﬁc expertise and expands access to more Solution Providers users via integrations 57Sales Coverage Strategy Established Network of Leading Partners 200+ Partner Network Spanning Across 66 Countries • Consists of solution providers, OEM partners, and GIS Platform Companies • All have deep expertise building last-mile vertical solutions using satellite imagery and geospatial data Our Partner Network of • Partner ecosystem bolsters global presence with regional/domain-speciﬁc expertise and expands access to more Solution Providers users via integrations 57

Sales Coverage Strategy Driving Sales Productivity Core Areas of Focus Targeted Extend Strategic Increase AE Further investment Leverage Business Verticalization to Accounts Program headcount with Tier in Sales Development to align resources with to serve largest 1 account focus to Enablement and enter new markets priority markets global lighthouse drive higher quota Onboarding and bring new customers attainment products to existing markets 58Sales Coverage Strategy Driving Sales Productivity Core Areas of Focus Targeted Extend Strategic Increase AE Further investment Leverage Business Verticalization to Accounts Program headcount with Tier in Sales Development to align resources with to serve largest 1 account focus to Enablement and enter new markets priority markets global lighthouse drive higher quota Onboarding and bring new customers attainment products to existing markets 58

Sales Coverage Strategy Consistently Adding New Customers 732 EoP Customer Count 669 618 563 539 470 442 426 366 316 FY21 FY22 FY20 59Sales Coverage Strategy Consistently Adding New Customers 732 EoP Customer Count 669 618 563 539 470 442 426 366 316 FY21 FY22 FY20 59

Sales Coverage Strategy

How Customers Explore and Expand

Case Study: **Civil Government**



Annual Contract Value (ACV)
60
Q2'21
Q3'21
Q4'21
Q1'22
Land
+ PlanetScope
Use Case Expansion:
Natural Resource Management
+ Mapping
+ Cartography
Planet Data + Change Detection + Characterizing Landscape
249% ACV Expansion + 2 Product Types
+ SkySat
+ Professional Services
Pilot: Agriculture Subsidy Payments & Environment Management
+ Policy Implementation & Measurement
Demonstrated Benefits of Cost Savings (Compliance & Agricultural Productivity)
+1,000% QoQ ACV Expansion
$1.3M ACV Expansion:
Customer Recognizes Unique Capability + Single Source Procurement Provider + Planet
Today
• >$1.3M Ending ACV
• 5 Product Types
• +4,000% Total ACV Expansion
Represents Total ACV
Represents Total Expected ACV

Sales Coverage Strategy

How Customers Explore and Expand

Case Study: **Commercial Agriculture**



Planet Data → Algorithms → Detect Shifts in Vegetation Health
+25% ACV Expansion
+2 Products
PS Basemaps & SS Flexible Tasking
+87% ACV Expansion
Translating Planet Data into Vegetative Indexes
+270% ACV Expansion
Expand:
+600k fields of farm management
+700% ACV Expansion
Land:
PS Monitoring
Annual Contract Value (ACV)
CY'16
CY'17
CY'18
FY'20
FY'21
TODAY
+$8M
ACV
5
PRODUCT TYPES USED
+6,000%
ACV EXPANSION
Represents Total ACV

61

Sales Coverage Strategy Shifting Customer Mix As We Expand TAM Note: Planet has a Fiscal Year ending January 31. 62 Note: Analysis excl. Short-Term Deals 1 ACV of customers with >$10m of ACV for customersSales Coverage Strategy Shifting Customer Mix As We Expand TAM Note: Planet has a Fiscal Year ending January 31. 62 Note: Analysis excl. Short-Term Deals 1 ACV of customers with >$10m of ACV for customers

Sales Coverage Strategy Strategic & Government Account Teams Sustain Growth in >$1M Customers >50% CAGR¹ IN >$1M ACV CUSTOMER COUNT OVER 40 DEALS IN THE PIPELINE >$1M ACV 63 1 Evaluated over ﬁscal periods 4Q’20-2Q’22 Sales Coverage Strategy Strategic & Government Account Teams Sustain Growth in >$1M Customers >50% CAGR¹ IN >$1M ACV CUSTOMER COUNT OVER 40 DEALS IN THE PIPELINE >$1M ACV 63 1 Evaluated over ﬁscal periods 4Q’20-2Q’22

Sales Coverage Strategy Pipeline Growth Qualiﬁed Pipeline in Priority Industry Segments 45% Year-Over-Year 1 Pipeline Growth 3% METRICS M 37% 5% E ECONOMIC BUYER D DECISION MAKER 11% DECISION CRITERIA D PAPER PROCESS P IDENTIFIED PAIN I 13% 16% CHAMPION C COMPETITION C 64 Note:Pipeline by industry segment reﬂective of ﬁscal period H1-2022 1 Year-over-Year growth from 2Q21 to 2Q22 Sales Coverage Strategy Pipeline Growth Qualiﬁed Pipeline in Priority Industry Segments 45% Year-Over-Year 1 Pipeline Growth 3% METRICS M 37% 5% E ECONOMIC BUYER D DECISION MAKER 11% DECISION CRITERIA D PAPER PROCESS P IDENTIFIED PAIN I 13% 16% CHAMPION C COMPETITION C 64 Note:Pipeline by industry segment reﬂective of ﬁscal period H1-2022 1 Year-over-Year growth from 2Q21 to 2Q22

Customer Testimonials SALT LAKE, ChinaCustomer Testimonials SALT LAKE, China

Evolution of Geospatial Robert Cardillo Chief Strategist and Chairman of Planet Federal SOUTH AUSTRALIA, AUSTRALIAEvolution of Geospatial Robert Cardillo Chief Strategist and Chairman of Planet Federal SOUTH AUSTRALIA, AUSTRALIA

E Ev volution of Geosp olution of Geospatial atial Planet is Transforming the Industry Democratizing Fueling the Machine Unleashing Global Location Intelligence Learning Engine Applications 68E Ev volution of Geosp olution of Geospatial atial Planet is Transforming the Industry Democratizing Fueling the Machine Unleashing Global Location Intelligence Learning Engine Applications 68

E Ev volution of Geosp olution of Geospatial atial Presenting the President’s Daily Brief Official White House Photo by Pete Souza 69E Ev volution of Geosp olution of Geospatial atial Presenting the President’s Daily Brief Official White House Photo by Pete Souza 69

Evolution of Geospatial First image taken by CORONA satellite and successfully retrieved from return capsule. Shows Mys Shmidta Air Field, USSR, 18 Aug 1960. How Geospatial Started Image courtesy Johns Hopkins Applied Physics Laboratory Image courtesy National Reconnaissance OfficeEvolution of Geospatial First image taken by CORONA satellite and successfully retrieved from return capsule. Shows Mys Shmidta Air Field, USSR, 18 Aug 1960. How Geospatial Started Image courtesy Johns Hopkins Applied Physics Laboratory Image courtesy National Reconnaissance Office

E Ev volution of Geosp olution of Geospatial atial Space was hard then — and is still hard... U.S. Air Force photo 71

Evolution of Geospatial The Age of Spatial Resolution Image courtesy Wikimedia Commons Planet (SkySat)Evolution of Geospatial The Age of Spatial Resolution Image courtesy Wikimedia Commons Planet (SkySat)

E Ev volution of Geosp olution of Geospatial atial The Challenge of Coverage Image courtesy National Reconnaissance Office Photo: TASS 73E Ev volution of Geosp olution of Geospatial atial The Challenge of Coverage Image courtesy National Reconnaissance Office Photo: TASS 73

Evolution of Geospatial Covering the Clock 11:53 a.m 12:11 p.m. 1:59 p.m. 2:30 p.m. 2:51 p.m. 3:07 p.m. 5:12 p.m. TRAIN DEPOT Slyudyanka, Russia September 28, 2020Evolution of Geospatial Covering the Clock 11:53 a.m 12:11 p.m. 1:59 p.m. 2:30 p.m. 2:51 p.m. 3:07 p.m. 5:12 p.m. TRAIN DEPOT Slyudyanka, Russia September 28, 2020

E Ev volution of Geosp olution of Geospatial atial National Geospatial Intelligence Agency Image courtesy National Geospatial-Intelligence Agency 75E Ev volution of Geosp olution of Geospatial atial National Geospatial Intelligence Agency Image courtesy National Geospatial-Intelligence Agency 75

Evolution of Geospatial Every Day — Everywhere Monthly Basemaps of a Port Under Construction in Mauritania, Africa September 2017 - April, 2021Evolution of Geospatial Every Day — Everywhere Monthly Basemaps of a Port Under Construction in Mauritania, Africa September 2017 - April, 2021

Radio Free Asia, 2021Radio Free Asia, 2021

Agile Space Missions How it started... How it’s going... Image from the US National Archives U.S. Strategic Command (USSTRATCOM) Photo By: Adam HartmanAgile Space Missions How it started... How it’s going... Image from the US National Archives U.S. Strategic Command (USSTRATCOM) Photo By: Adam Hartman

Sustainability & Impact Andrew Zolli VP of Sustainability and Global Impact Northern Manitoba, CanadaSustainability & Impact Andrew Zolli VP of Sustainability and Global Impact Northern Manitoba, Canada

Sustainability & Impact Our Opportunity: to set the standards by which governments, organizations and markets measure, act, report and are held accountable for their sustainability-related progress. 14 of 17 ESG-focused Corporate The Paris UN SDGs Institutions NetZero Plans Climate AgreementSustainability & Impact Our Opportunity: to set the standards by which governments, organizations and markets measure, act, report and are held accountable for their sustainability-related progress. 14 of 17 ESG-focused Corporate The Paris UN SDGs Institutions NetZero Plans Climate Agreement

Sustainability & Impact Three Ways Planet Drives Sustainability Measuring and Monitoring Improving Transparency Enabling Sustainable, Inclusive Social and Ecological Change and Reporting and Efﬁcient Operations Planet’s data is an essential tool Our data can help asset-holders Our data can power trusted for illuminating ecosystem health, do more with less, e.g. delivering indicators of sustainability and climate impacts and biodiversity ecologically efﬁcient agriculture, climate-related performance for in many contexts: forests, fewer trees lost to invasive pests, industry, regulatory, and ﬁnancial watersheds, coral reefs, etc. and reducing waste. reporting systems. → illuminating ecosystem → enabling sustainable → aligning capital change supply chains and climate 82Sustainability & Impact Three Ways Planet Drives Sustainability Measuring and Monitoring Improving Transparency Enabling Sustainable, Inclusive Social and Ecological Change and Reporting and Efﬁcient Operations Planet’s data is an essential tool Our data can help asset-holders Our data can power trusted for illuminating ecosystem health, do more with less, e.g. delivering indicators of sustainability and climate impacts and biodiversity ecologically efﬁcient agriculture, climate-related performance for in many contexts: forests, fewer trees lost to invasive pests, industry, regulatory, and ﬁnancial watersheds, coral reefs, etc. and reducing waste. reporting systems. → illuminating ecosystem → enabling sustainable → aligning capital change supply chains and climate 82

Philanthropies Governments CompaniesPhilanthropies Governments Companies

Sustainability & Impact Moodys Our Latest Partnership 87Sustainability & Impact Moodys Our Latest Partnership 87

Financials Ashley Johnson Chief Financial and Operating Ofﬁcer DATONG, CHINAFinancials Ashley Johnson Chief Financial and Operating Ofﬁcer DATONG, CHINA

Financials Compelling Subscription KPIs Predictable Subscription Long Term Multi- Track Record of Upsell Diverse Customer Base and Usage-Based Model Year Contracts Expansion Across Multiple Verticals 90%+ 70%+ 110%+ 700+ 1 Recurring Multi-Year Net Dollar Customers 2 Deals Retention Rate Across Multiple Markets st Note: FYE January 31 Recurring, Multi-Year Deals and Net Dollar Retention Rate as of FY’21. EoP Customer Count as of ﬁscal 2Q’22. 1 Recurring contracts are deﬁned as those that are either subscription-based or have a minimum commitment of usage. 2 Deﬁned as contracts with term lengths longer than 1 year. 3 90 Net Dollar Retention Rate is the percentage of ACV generated by existing customers in a given period as compared to the ACV of all contracts at the beginning of the ﬁscal year from the same set of existing customers.

Financials Strong Growth Over the Last 5 Years… 1 Consolidated Revenue ACV Breakdown ($ in millions) st Fiscal Year Ended January 31 Recurring 8% Other $113 $96 92% $73 $66 >1 Year $43 <=1 Year 27% 73% CY16 CY17 CY18 FY20 FY21 Note: Fiscal year changed from December 31st to January 31st in 2019. 1 91 Annual Contract Value (ACV) is the total amount of value that a customer has agreed to pay for in a 12 month period as of the measurement date. For short-term contracts (<12 months), ACV is equal to total contract value. Usage-based ACV has committed contract minimums. Reﬂects FY2021A ﬁgures. 27% CAGRFinancials Strong Growth Over the Last 5 Years… 1 Consolidated Revenue ACV Breakdown ($ in millions) st Fiscal Year Ended January 31 Recurring 8% Other $113 $96 92% $73 $66 >1 Year $43 <=1 Year 27% 73% CY16 CY17 CY18 FY20 FY21 Note: Fiscal year changed from December 31st to January 31st in 2019. 1 91 Annual Contract Value (ACV) is the total amount of value that a customer has agreed to pay for in a 12 month period as of the measurement date. For short-term contracts (<12 months), ACV is equal to total contract value. Usage-based ACV has committed contract minimums. Reﬂects FY2021A ﬁgures. 27% CAGR

Financials Quarterly Revenue Trend ($ in millions) YoY Growth % A 15-32% A 6% 10% 41% 19% 8-16% 7% Quarterly Variability A 19% driven by customer consumption patterns and procurement cycles. 92Financials Quarterly Revenue Trend ($ in millions) YoY Growth % A 15-32% A 6% 10% 41% 19% 8-16% 7% Quarterly Variability A 19% driven by customer consumption patterns and procurement cycles. 92

Financials Strong Visibility to Revenue Based on Subscription Model 85% - 95% Visibility for Topline Heading into Each Quarter. 93 Note: 3Q’22 Committed Revenue impacted by the discontinuation of services to a government customer that ceased to exist beginning in August 2021. Revenue ($Millions)Financials Strong Visibility to Revenue Based on Subscription Model 85% - 95% Visibility for Topline Heading into Each Quarter. 93 Note: 3Q’22 Committed Revenue impacted by the discontinuation of services to a government customer that ceased to exist beginning in August 2021. Revenue ($Millions)

Financials Net Dollar Retention Rate Measuring Product Adoption and Long-Term Customer Retention 14% Year-Over-Year 1 Growth Winback: a customer who was inactive at the start of the ﬁscal year, but reactivated during the same ﬁscal year period. Reactivation period must be within 24 months from the last active contract, otherwise customer is considered new. YTD Update: NDRR incl. Winbacks is 104% as of 17-Sept. Forecast 110%+ for FY’22. 94 1 Year-over-Year growth from FY20 to FY21Financials Net Dollar Retention Rate Measuring Product Adoption and Long-Term Customer Retention 14% Year-Over-Year 1 Growth Winback: a customer who was inactive at the start of the ﬁscal year, but reactivated during the same ﬁscal year period. Reactivation period must be within 24 months from the last active contract, otherwise customer is considered new. YTD Update: NDRR incl. Winbacks is 104% as of 17-Sept. Forecast 110%+ for FY’22. 94 1 Year-over-Year growth from FY20 to FY21

Financials Revenue Bridge to FY’23 FY’21FY’23E 21 46 Average Quota Carrying Reps (Ramped) $2.9m $2.1m Effective Quota Attainment Per Rep 113% 116% Net Dollar Retention Rate 95Financials Revenue Bridge to FY’23 FY’21FY’23E 21 46 Average Quota Carrying Reps (Ramped) $2.9m $2.1m Effective Quota Attainment Per Rep 113% 116% Net Dollar Retention Rate 95

Financials

Multiple Levers to Accelerate Revenue



Revenue ($ in millions)
65% of FY2022E revenue from committed contracts
$130m
A
B
Increase Sales Account Executives by ~2.5x
Increase Marketing spend by ~2x
$289m
FY2022E
Expand within Existing Customers
Land Customers in Core Verticals
Capture New Verticals + Move Up Data Stack
FY2024E

- (A) Grow Customer Success headcount by ~2x to drive customer retention and upsell
- (B) Grow Software Engineering headcount by ~2x and develop wide distribution of new products such as Data Fusion

Note: FYE January 31st

"Land Customers in Core Verticals" represents gaining new customers in core verticals of agriculture, government and mapping. "Capture New Verticals + Move up Software Stack" represents gaining new customers in less mature verticals suchas Energy & Infrastructure, E&R +Impact, Commercial Forestry, Finance & Insurance, and ISV, BI & Analytics ("Independent Software Vendor, Business Intelligence and Analytics").

96

Financials Path to Signiﬁcant Scale with Compelling Unit Economics Consolidated Revenue ($ in millions) $693 A A $449 A $289 $191 $130 $113 A 65% of FY2022E revenue from committed contracts FY21 FY22 FY23 FY24 FY25 FY26 PlanetScope (~73% of B 1 Gross Profit FY2021A Revenue) had gross 74% margins of ~62% in FY2021A ($ in millions) (including Depreciation & $515 70% Amortization) B 62% $314 50% 40% $180 24% $95 $52 $27 FY21 FY22 FY23 FY24 FY25 FY26 Note: FYE January 31st. 97 1 Gross Proﬁt used to calculate gross margin reﬂects non-GAAP Gross Proﬁt relative to net revenue. Non-GAAP Gross Proﬁt includes Depreciation & Amortization costs and adds back stock-based compensation classiﬁed as cost of goods. 44% CAGR

Financials

A Business with Strong Operating Leverage

	Description	Commentary	Long-Term Target[1]
COGS	• Cloud Hosting Costs • Mission Operations Teams • Technical Support • Professional Services	• Low incremental cost to serve a data subscription model • Self-serve model drives high gross margins	15-20%
R&D	• Spacecraft & Engineering Operations • Software Development & Data Science	• R&D investments in tools for enhanced data insights and analytics • Space investments in new ESG data sets and ML-readiness	16-19%
S&M	• Sales (Direct & Channel) • Marketing • Customer Success	• Scalable model through platform ecosystem • Multi-year subscription model drives high Customer Lifetime Value	24-27%
G&A	• Corporate Functions (Finance, HR, Legal, Regulatory) • Overhead allocated across departments	• Scales with absorption of public company costs	6-9%
Capex	• Space Capex includes Bill of Materials, manufacturing, and launch ground stations (non-leased) • Leasehold improvements	• Agile approach drives manufacturing efficiency and reduced Bill of Materials costs • Satellite payback period <1 year	5-8%
		Long-Term FCF[2] Margin:	**20-35%**

[1] Represents non-GAAP expense as a percentage of revenue. Excludes stock-based comp.
[2] Free Cash Flow defined as Adjusted EBITDA less capital expenditures, and free cash flow margin as the percentage of free cash flow relative to net revenue during a given period.

98

Lab Tour James Mason SVP Space Systems Chester Gillmore VP Manufacturing Mark Longanbach VP Mission Operations DATONG, CHINALab Tour James Mason SVP Space Systems Chester Gillmore VP Manufacturing Mark Longanbach VP Mission Operations DATONG, CHINA

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY IV filed with the SEC a Registration Statement on Form S-4 (“Registration Statement”) on August 3, 2021, which include the preliminary proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments filed or to be filed, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination when available, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders may obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus filed or that will be filed with the SEC and all other relevant documents that are or will be incorporated by reference therein, without charge, at the SEC’s web site at www.sec.gov, at the Company’s website at http://www.dmytechnogy.com or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV is included in the Registration Statement, which includes the preliminary proxy statement/prospectus of dMY IV, for the Business Combination and is available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the definitive proxy statement/prospectus for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.